UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
      ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☒   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:
Smart Home Sentry, Inc.

Legal status of Issuer:

> *Form:*
> Corporation

> *Jurisdiction of Incorporation/Organization:*
> Delaware

> *Date of Organization:*
> July 25, 2017

Physical Address of Issuer:
440 Wolfe Road, 254, Sunnyvale, CA 94085, United States

Website of Issuer:
https://www.smartsentry.ai

Current Number of Employees:
16

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$453,029	$20,241
Cash and Cash Equivalents	$438,399	$17,591
Accounts Receivable	$0	$0
Short-term Debt	$58,878	$57,502
Long-term Debt	$48,007	$218,470
Revenues/Sales	$74,069	$71,100
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income / Loss	-$552,441	-$626,900

Annual Report for Form C-AR

of

Smart Home Sentry, Inc.

A Delaware corporation

April 28, 2022

SMART HOME SENTRY, INC.

Smart Home Sentry, Inc., a Delaware corporation ("**Sentry AI,**" the "**Company,**" "**we,**" "**us**", or "**our**") is providing the information contained in this Form C-AR (together with all attachments and documentation incorporated herein by reference, the "**Form C-AR**") for the purpose of furnishing certain information about the Company as required under in 17 C.F.R. § 227.202.

You should rely only on the information contained in this Form C-AR, which will be filed with EDGAR and posted on the Company's website. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. This Form C-AR does not constitute an offer to sell or buy securities. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

This Form C-AR may not be reproduced or used for any purpose other than the purpose stated above.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR contains forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on our assumptions, based on information currently available to us, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

You are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR is accurate only as of the date of those respective documents and is based on information available to us on those dates. While this Form C-AR is dated as of the date set forth on the cover page of this Form C-AR, certain information is provided as of earlier dates, such as our financial statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

YOU SHOULD NOT CONSTRUE THE CONTENTS OF THIS FORM C-AR AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION APPLICABLE TO YOUR PARTICULAR FINANCIAL OR TAX SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL

ADVISER, LEGAL COUNSEL TAX ADVISOR AND ACCOUNTANT AS TO LEGAL, ACCOUNTING, TAX AND RELATED MATTERS CONCERNING YOUR INVESTMENT.

No federal or state securities regulatory authority has passed on or approved the accuracy or adequacy of this Form C-AR or any attachment hereto. The Company has prepared and filed this Form C-AR pursuant to Regulation CF and will post a copy of this document to its website at https://www.smartsentry.ai no later than 120 days following the end of its fiscal year.

Ongoing Reporting

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year until it is no longer required to do so as provided below. Once posted, the annual report may be found on the Company's website at https://www.smartsentry.ai.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Smart Home Sentry, Inc.

FINANCIAL CONDITION OF SMART HOME SENTRY, INC.

Please see the financial information listed on the cover page of Form C-AR and attached hereto as Exhibit A. Additionally, reference to the financial condition of the Company is referenced throughout this Form C-AR.

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of March 31, 2022 the Company had an aggregate of $245,000 in cash and cash equivalents, leaving the Company with approximately 6 months of runway.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

Other than changes in the ordinary course of business, there have been no material changes in the financial condition of the Company.

COMPANY INFORMATION

Issuer Legal Name:	Smart Home Sentry, Inc.
Form of Organization:	Corporation
Jurisdiction in Which Issuer is Formed:	Delaware
Date of Organization:	July 25, 2017
Physical Address:	440 Wolfe Road, 254, Sunnyvale, CA 94085, United States
Web Site:	https://www.smartsentry.ai
Locations in Which the Company Conducts Business:	All 50 U.S. states plus Canada, Mexico, Australia, New Zealand, European Union, UK, South Korea, Malaysia, Indonesia, Singapore, India, Middle East

OFFICERS AND DIRECTORS

The names of the directors and officers (and any persons occupying a similar status or performing a similar function, including a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer and any person routinely performing similar functions) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years is included as follows:

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Uday Kiran Chaka	CEO, Director	Sentry A - Founder,Feb. 2017-Present	Duke University - The Fuqua School of Business - MBA, Strategy, Finance, Marketing
Farhat Ali	COO	Sentry Al - COO, Dec. 2019-Present Advisor, Jan. 2015-Present	Harvard Business School - MBA

CERTAIN BENEFICIAL OWNERSHIP OF THE COMPANY

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Uday Kiran Chaka	6,800,000/Common Stock	89%

DESCRIPTION OF THE BUSINESS & BUSINESS PLAN

Sentry is a Silicon Valley-based physical security AI SaaS startup that makes our communities secure and safe. Sentry's virtual security guard uses computer vision AI to detect and recognize people and vehicles in the video feeds from security cameras, identify anomalies and security risks, and reduces false alerts and personnel costs for enterprises, monitoring centers & security providers.

The Company's Products and/or Services

Product / Service	Description	Current Market
Sentry AI	AI security guard for businesses and enterprises that detects intrusion, monitors proactively for security, and provides safety features for community well-being	Direct to Enterprises and Monitoring Centers, SMB through resellers and security dealers.
Smart Sentry	Smart AI filter for home use to detect people from motion alerts.	Home & SMB through web direct.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private- label brands. Product quality, performance, value and packaging are also important differentiating factors. Our competition is with previous generation video-analytics companies, such as Evolon, AgentVI, and Calipsa that don't offer the full suite of AI capabilities that we do.

Customer Base

Sentry AI's target customers are SMB, Monitoring centers, Campuses, Enterprises, and homes.

Supply Chain

We obtain our materials from multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Anticipated Business Plan

Sentry has a SaaS model with no hardware requirements. We charge for security & safety monitoring service per camera per month averaging $20.

EMPLOYEES

The Company currently has 16 employees.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still working on implementing its business plan and its business plan may not be successful. There can be no assurance that we will ever operate profitably or that if profitability is achieved, we will be able to maintain profits regularly. While many companies successfully return capital to investors without achieving substantial profits, there is no guarantee that such an exit will occur or be available to the Company. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by non-mature companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections. The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak then characterized it as a pandemic on March 11, 2020. The outbreak has spread throughout Europe and the Middle East and there have been cases of COVID-19 in Canada and the United States, causing companies and various international jurisdictions to impose restrictions, such as quarantines, closures, cancellations and travel restrictions. While these restrictions have largely been lifted, the duration of the business disruptions internationally and related financial impact cannot be reasonably estimated at this time. Similarly, we cannot estimate whether or to what extent this outbreak and potential financial impact may extend to countries outside of those currently impacted. New waives or different variants of the virus could result in additional unforeseeable business disruptions. Additionally, the world or particular regions could experience pandemics related to other types of viruses, disease or similar, which could have substantial impacts on our business.

We may face potential difficulties in obtaining capital. We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will likely require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business. We may implement new lines of business at any time. Our business model is subject to significant risk and may not be thoroughly tested in the market. Therefore, we may have need to modify or completely change our business model. The failure to foresee market changes and reactions in which we operate could adversely impact our business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products. We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business. The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, we are dependent on Uday Kiran Chaka, our CEO, Director, and Farhat Ali, our COO. The Company has or intends to enter into employment agreements with Uday Kiran Chaka, and Farhat Ali, however there can be no assurance that it will do so or that any of them will continued to be employed by the Company for a particular period of time. The loss of any of them could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people. We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations. Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business. Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer. We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Company has not authorized sufficient shares to accommodate conversion of convertible securities and exercise of all outstanding options. As of the date of this Form C-AR, the Company has not authorized sufficient shares to allow for (1) exercise of all outstanding options and (2) conversion of all convertible securities. The Company intends to amend its Certificate of Incorporation to increase its total authorized stock in the near future to correct this. However, while it believes it will be able to collect all required consents from stakeholders, the Company has not yet obtained them.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY

ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

CAPITALIZATION, DEBT AND OWNERSHIP

The following is a discussion of certain rights the outstanding securities related to the Company's capitalization, including a brief discussion of: (a) the voting rights, (b) anti-dilution rights, (c) how the securities sold in reliance on Regulation CF may be limited or diluted by such class of security, and (d) additional material rights, in each case, of such class of security.

Equity

As of the date of this Form C-AR, the Company's outstanding equity securities consists of:

Type	Common Stock
Number of shares Authorized	10,000,000
Number of shares Outstanding	7,650,000
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to authorize or issue more Common Stock which may dilute the Security
Percentage ownership of the Company by the holders of such security.*	46.5%

*The percentage interest here assumes: (1) exercise of all outstanding options; and (2) conversion of all convertible securities. For purposes of determining the percentage interest of any convertible securities, a priced round of is used as a hypothetical example. It should be noted that the interests acquired in any such priced round would further dilute ownership overall and would be likely to impact the actual percentages.

Outstanding Options

As of the date of this Form C-AR, the Company has the following options outstanding:

Type	Employee Stock Plan
Number of shares Authorized / Outstanding	2,350,000 / 5,350,000
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Material Terms	The outstanding amounts issued under the 2018 Employee Stock Plan of the Company are or were subject to vesting. Please note that, for purposes of calculating the percentage ownership, the number of shares reserved for the plan has been used.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may increase the total employee stock plan pool, which would dilute the Securities.
Percentage ownership of the Company by the holders of such security*.	32.6%

*The percentage interest here assumes: (1) exercise of all outstanding options; and (2) conversion of all convertible securities. For purposes of determining the percentage interest of any convertible securities, a priced round of is used as a hypothetical example. It should be noted that the interests acquired in any such priced round would further dilute ownership overall and would be likely to impact the actual percentages.

Safes, Convertible Notes, & Other Convertible Securities

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	SAFE ($5 million cap)
Face Value	$460,000
Voting Rights	None (may be granted upon conversion)
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may sell additional convertible securities, which would dilute the Securities. Additionally, the SAFEs could convert, which would also dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	5.6%
Valuation Cap	$5,000,000

Type	SAFE ($6 million cap)
Face Value	$235,000
Voting Rights	None (may be granted upon conversion)
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	None
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.4%
Valuation Cap	$6,000,000

Type	SAFE ($8 million cap)
Face Value	$823,500
Voting Rights	None (may be granted upon conversion)
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may sell additional convertible securities, which would dilute the Securities. Additionally, the SAFEs could convert, which would also dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.2%
Valuation Cap	$8,000,000

Type	SAFE ($10 million cap)
Face Value	$664,731
Voting Rights	None (may be granted upon conversion)
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may sell additional convertible securities, which would dilute the Securities. Additionally, the SAFEs could convert, which would also dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.0%
Valuation Cap	$10,000,000

Type	SAFE ($12 million cap)
Face Value	$549,555
Voting Rights	None (may be granted upon conversion)
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may sell additional convertible securities, which would dilute the Securities. Additionally, the SAFEs could convert, which would also dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.8%
Valuation Cap	$12,000,000

Outstanding Debt

The Company has the following debt outstanding:

Creditor	Uncollateralized Loan
Amount Outstanding	$48,007
Other Material Terms	From the company's CEO, Uday Kiran Chaka (without interest and without maturity date)

Restrictions on Transfer of Securities Sold in Reliance on Regulation CF

All securities sold in reliance on regulation CF may only be transferred or sold in accordance with the following:

(a) Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:

(1) To the issuer of the securities;

(2) To an accredited investor;

(3) As part of an offering registered with the Commission; or

(4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(b) The term accredited investor means any person who comes within any of the categories set forth in 17 C.F.R. 230.501(a), or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

(c) The term member of the family of the purchaser or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

PRIOR OFFERINGS

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Number of Securities Issued	Use of Proceeds	Issue Date	Offering Exemption Relied Upon
SAFE	$30,000	1	Working Capital	February 8, 2020	Section 4(a)(2)
SAFE	$30,000	1	Working Capital	November 14, 2019	Section 4(a)(2)
SAFE	$30,000	1	Working Capital	December 14, 2020	Section 4(a)(2)
SAFE	$30,000	1	Working Capital	February 25, 2020	Section 4(a)(2)
SAFE	$150,000	1	Working Capital	September 18, 2020	Section 4(a)(2)
SAFE	$25,000	1	Working Capital	February 10, 2020	Section 4(a)(2)
SAFE	$50,000	1	Working Capital	December 21, 2019	Section 4(a)(2)
SAFE	$50,000	1	Working Capital	February 8, 2020	Section 4(a)(2)
SAFE	$20,000	1	Working Capital	October 28, 2020	Section 4(a)(2)
SAFE	$365,000	1	Working Capital	May 20, 2019	Section 4(a)(2)
SAFE	$30,000	1	Working Capital	May 4, 2020	Section 4(a)(2)
SAFE	$7,500	1	Working Capital	November 30, 2019	Section 4(a)(2)
SAFE	$91,000	1	Working Capital	May 30, 2019	Section 4(a)(2)
SAFE	$10,000	1	Working Capital	November 27, 2019	Section 4(a)(2)
Options to Purchase Common Stock	$0	999,000	N/A	November 27, 2019	Rule 701
Options to Purchase Common Stock	$0	150,000	N/A	August 15, 2019	Rule 701

Options to Purchase Common Stock	$0	50,000	N/A	May 1, 2019	Rule 701
Options to Purchase Common Stock	$0	50,000	N/A	January 2, 2019	Rule 701
Options to Purchase Common Stock	$0	25,000	N/A	September 1, 2020	Rule 701
Options to Purchase Common Stock	$0	50,000	N/A	November 18, 2019	Rule 701
Options to Purchase Common Stock	$0	25,000	N/A	July 13, 2020	Rule 701
Options to Purchase Common Stock	$0	15,000	N/A	September 1, 2019	Rule 701
Options to Purchase Common Stock	$0	800,000	N/A	December 15, 2021	Rule 701
Options to Purchase Common Stock	$0	800,000	N/A	December 15, 2021	Rule 701
SAFE	$30,000	1	Working Capital	Jan 24, 2021	Section 4(a)(2)
SAFE	$15,000	1	Working Capital	Feb 3, 2021	Section 4(a)(2)
SAFE	$50,000	1	Working Capital	May 3, 2021	Section 4(a)(2)
SAFE	$130,000	1	Working Capital	May 11, 2021	Section 4(a)(2)
SAFE	$30,000	1	Working Capital	June 6, 2021	Section 4(a)(2)
SAFE	$100,000	1	Working Capital	July 16, 2021	Section 4(a)(2)
SAFE	$199,731	1	Working Capital	July 27, 2021	Section 4(a)(2)
Crowd SAFE	$549,555	1	Working Capital	August 1, 2021	Regulation Crowdfunding

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Person	Uday Kiran Chaka
Relationship	CEO, Director
Amount of Interest	$48,007
Nature of Interest	Loan

Person	Uday Kiran Chaka
Relationship	CEO, Director
Amount of Interest	$226,248
Nature of Interest	Uday received 800,000 Incentive Stock Options on December 15, 2021, subject to vesting over four years with a one year cliff. The excercise price per share is $0.2571.

PRIOR COMPLIANCE WITH ONGOING REPORTING REQUIREMENTS

The Company completed its only offering and sale relying on Regulation Crowdfunding on August 1, 2021. This is the Company's first filed Form C-AR.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Uday Kiran Chaka
_____
(Signature)

Uday Kiran Chaka
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Uday Kiran Chaka
_____
(Signature)

Uday Kiran Chaka
_____
(Name)

CEO, Director
_____
(Title)

April 28, 2022
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Self-Certification of Financials

I, Uday Kiran Chaka, being the CEO of Smart Home Sentry, Inc., hereby certify as of the date of this Form C-AR that the financial statements of Smart Home Sentry, Inc. included in this Form are true and complete in all material respects.

/s/ Uday Kiran Chaka
_____
(Signature)

Uday Kiran Chaka
_____
(Name)

CEO
_____
(Title)

April 28, 2022
_____
(Date)

EXHIBIT A

Financial Statements

MANAGEMENT REPORT

We have reviewed the accompanying financial statements of Smart Home Sentry, Inc. Company (a corporation with DBA Sentry AI), which comprise the balance sheets as of December 31st, 2021 and 2020, and the related statements of operations, stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1 and 10 to the financial statements, the Company has incurred and accumulated deficit since inception which raises an uncertainty about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Uday Kiran Chaka

CEO
Sentry AI

Dated: April 18, 2022

Sentry AI

Unaudited Financial Statements for the

Years Ending December 31, 2021 and 2020

SENTRY AI, INC. BALANCE SHEET (Consolidated)
As of December 31, 2021 and 2020
(Unaudited, in USD)

	31-Dec-21	31-Dec-20
ASSETS		
Current Assets		
Cash and cash equivalents	$ 438,399	$ 17,591
Other Current Assets	$ 6,510	
Long Term Assets		
Fixed Assets	$ 6,510	$ 2,649
Total Assets	**$ 453,029**	**$ 20,241**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 33,360	$ 28,882
Deferred Revenue	$ 25,518	$ 28,619
Total Current Liabilities	**$ 58,878**	**$ 57,502**
Long Term Liabilities		
Loan from stockholders	$ 48,007	$ 73,350
Loan (PPP & EIDL)	-	$ 145,120
Total Long-term Liabilities	**$ 48,007**	**$ 218,470**
Total Liabilities	**$ 106,886**	**$ 275,971**
STOCKHOLDERS' EQUITY		
Cumulative retained earnings (from prior year)	-$1,836,026	-$1,207,712
Common Stock; par value $0.00001 per share, authorized 10M, issued 9M shares at $0.00005 per share	$ 77	$ 77
Additional paid-in capital	$ 306	$ 306
Additional paid-in capital - SAFEs	$ 2,732,784	$ 1,578,500
Income/Loss	$ -552,411	$ -626,900
Total Stockholders' Equity	**$ 324,124**	**$ -255,730**
Total Liabilities and Stockholders' Equity	**$ 453,029**	**$ 20,241**

SENTRY AI, INC. STATEMENTS OF OPERATIONS (Consolidated)
For Years Ending December 31, 2021 and 2020
(Unaudited, in USD)

	2021	2020
Revenues	$ 74,069	$ 71,100
Cost of Revenues	$0	$0
Gross Profit (Loss)	**$ 74,069**	**$ 71,100**
Operating Expenses		
R&D	$664,954	$523,146
Sales and Marketing	$228,520	$174,854
Total Operating Expenses	**$893,474**	**$698,000**
Other Income	**$266,994**	$0
Net Income	**-$552,411**	**-$626,900**

SENTRY AI, INC. STATEMENTS OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2021 and 2020
(Unaudited)

	Shares	Par Value	Additional Paid-In Capital	Additional Paid-In Capital - SAFEs	Unearned Compensation	Retained Earnings	Total Stockholders' Equity
Balance as of December 31, 2019	9,000,010	$90	$360	$1,107,000	$0	-$1,207,712	-$100,262
Repurchase of common stock	(1,350,000)	-$14	-$54	-	-	-	-$68
Issuance of SAFEs	-	-	-	$471,500	-	-	$471,500
Net Income (Loss)	-	-	-	-	-	-$628,315	-$628,315
Balance as of December 31, 2020	7,650,010	$77	$306	$1,578,500	$0	-$1,836,027	-$257,145
Repurchase of common stock	-	-	-	-	-	-	$0
Issuance of SAFEs	-	-	-	$1,154,284	-	-	$1,154,284
Net Income (Loss)	-	-	-		-	-$552,411	-$552,411
Balance as of December 31, 2021	7,650,010	$77	$306	$2,732,784	$0	-$2,387,023	$346,144

SMART HOME SENTRY, INC. STATEMENTS OF CASH FLOWS (Consolidated)
For Years Ending December 31, 2021 and
2020 (Unaudited, in USD)

	2021	20 20
Cash and cash equivalents at beginning of period	$17,591	$ 24,890
Operating Activities		
Net Operating Income (Loss)	-$819,405	-$626,900
Adjustments to reconcile net operating income (loss) to net cash provided by operations:		
Other Current Assets	-$8,120	
Fixed Assets	-$3,861	-$2,649
Accounts Payable (increase)	$4,478	$442
Deferred Revenue (decrease)	-$3,100	$5,338
Changes in operating assets and liabilities		
Increase (Decrease) in accrued expenses	-$10,603	$3,131
Net cash used in operating activities	**-$830,008**	**-$623,769**
Financing Activities		
Other Income	$266,994	$0
Issuance of common stock	$0	-$68
Issuance of SAFEs	$1,154,284	$471,500
Loan (PPP)	-$145,120	$145,120
Loan from stockholders	-$25,342	-$81
Net change in cash from financing activities	**$1,250,816**	**$616,471**
Net change in cash and cash equivalents	**$420,808**	**-$7,229**
Cash and cash equivalents at end of period	**$438,399**	**$17,591**

6

SENTRY AI, INC.
NOTES TO FINANCIAL
STATEMENTSAS OF DECEMBER
31, 2020

NOTE 1 – NATURE OF OPERATIONS

Sentry AI, Inc. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on July 27, 2017. The Company sells subscriptions to their AI-based security products. The Company's headquarters are in Sunnyvale, California. The company began operations in 2017 and began incurring expenses in 2017.

Since Inception, the Company has relied on contributions from owners and the issuance of Simple Agreements for Future Equity ("SAFEs") to fund its operations. As of December 31, 2021, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to fund its operations with funding from various investors, Venture Capital funding, and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021 and 2020, the Company had $438,399 and $17,591 of cash on hand, respectively.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020, or for December 31, 2021.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2021 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2021. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. For years ending December 31, 2021 and 2020 the Company recognized $74,069 and $71,100 in revenue respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2021 and 2020 the company had no accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – CONVERTIBLE NOTES

The Company did not issue any convertible notes.

NOTE 4 – INCOME TAX PROVISION

The Company has filed its income tax return for the period ended December 31, 2021 and December 31,2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company has the following classes of equity outstanding:

Common Stock:

Par value $0.00001; authorized 10,000,000, issued and outstanding 7,650,010 shares as of December 31, 2021 and 2020. Holders of common stock have voting rights. Board authorized an additional 3 million shares of common stock in 2021, bringing the total number of authorized shares to 13,000,000. The fair value of the stock as of the date of issuance was determined based on the present value of anticipated cash flows, the issuance of convertible debt, the lack of current marketability, the uncertainty of potential business prospects, and the current operating losses and the market value of equity interests in similar companies engaged in similar businesses to the Company.

Preferred Stock:

No preferred stock has been issued by the Company, as of December 31, 2021.

Additional Paid-In Capital – SAFEs:

As of December 31, 2021, the Company issued SAFEs totaling $2,732,784 at increasing valuation caps from $5M to $12M. The updated details regarding SAFEs are covered in Note 10 – Subsequent Events section.

Warrant:

The Company bas not issued any Warrants.

NOTE 6 – STOCK BASED COMPENSATION

The Company has 2018 equity incentive (stock compensation) plan and 2021 equity incentive plan which permit the grant or option of shares to its employees for up to 4,000,000 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date or 100% of the fair value for significant stockholders based on management's determination of fair value and 409A valuation. The 409A valuation was conducted by Tower59 on Sep 30, 2021. Stock awards generally vest over a period of six months to four years.

NOTE 7 – RELATED PARTY

From time to time the Company takes loans from shareholders. As of December 31, 2021, and 2020, the balance of the loans from related parties was $48,007 and $73,007 respectively. These loans have no interest rate or specified maturity date.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2020.

The Company has a month-to-month lease for the office premises in Sunnyvale, CA that can be terminated with a one-month notice.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

PPP Loan

In April 2020 the Company entered into a Paycheck Protection Program Loan ("PPP Loan") through the Small Business Administration through Silicon Valley Bank for a total of $136,120. The loan matures on 21 Apr 2022 and has an interest rate of 1%. The Company can apply for forgiveness of the amount due for costs incurred for payroll costs, payment on a covered rent obligation, and any covered utility payment. This loan has been forgiven.

EIDL Loan

On 21 April 2020, the Company received a loan for $9,000 under the Advance on an Economic Injury Disaster Loan ("EIDL"), which has been forgiven as debt under the terms of the CARES Act.

PPP-2 Loan

In February 2021 the Company entered into a Paycheck Protection Program Loan ("PPP Loan") through the Small Business Administration through Silicon Valley Bank for a total of $116,015. The loan matures on 23 February 2026 and has an interest rate of 1%. The Company can apply for forgiveness of the amount due for costs incurred for payroll costs, payment on a covered rent obligation, and any covered utility payment. This loan has been forgiven.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Crowdfunded Offering

The Company raised (the "Crowdfunded Offering") of $549,555 in Simple Agreements for Future Equity (SAFEs). The Crowdfunded Offering was made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary received a 6% commission fee and 2% of the securities issued in this offering.

CA COVID-19 Relief Grant

On 27 August 2021, the Company received a grant for $5,000 under the California Small Business COVID-19 Relief Grant Program.

Additional Paid-In Capital – SAFEs update:

As of December 31, 2021, the Company issued SAFEs totaling $2,732,784 at increasing valuation caps from $5M to $12M.

SAFEs totaling $460,000 are automatically convertible into preferred stock on the completion of an event where the Company sells preferred stock ("Qualified Financing"). The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $5,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

SAFEs totaling $235,000 are automatically convertible into preferred stock on the completion of a Qualified Financing. The conversion price is the lesser of 85% of the price per share of Stock received by the Company in an event where the Company sells preferred stock Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $6,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

SAFEs totaling $823,500 are automatically convertible into preferred stock on the completion of a Qualified Financing. The conversion price is the lesser of 85% of the price per share of Stock received by the Company in an event where the Company sells preferred stock Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $8,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

SAFEs totaling $664,731 are automatically convertible into preferred stock on the completion of a Qualified Financing. The conversion price is the lesser of 85% of the price per share of Stock received by the Company in an event where the Company sells preferred stock Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $10,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

SAFEs totaling $549,555 are automatically convertible into preferred stock on the completion of a Qualified Financing. The conversion price is the lesser of 85% of the price per share of Stock received by the Company in an event where the Company sells preferred stock Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $12,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

Management's Evaluation

Management has evaluated subsequent events through April 18, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

12